Modal Living, Inc.



ANNUAL REPORT

132 S. State St.

Salt Lake City, UT 84111

0

https://livemodal.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Modal Living, Inc. ("Modal") designs, builds and installs modern, modular backyard homes and offices that maximize space while providing homeowners an opportunity to create passive income and increase their home value.

Modal offers a range of aesthetically pleasing and design-forward products that incorporate Scandinavian and Japanese elements. The Company's product line currently includes studio, one-bed and two-bed options.

Modal takes complete ownership of the process, from permitting, architecture, sitework and building, to cut through complexity for customers.

Modal Living, Inc. was formed on January 23, 2019, but the business was restructured and Modal Living, Inc. became Modal Residential, LLC on March 16, 2020 (consolidating into Modal Holding, Inc.). Subsequently, Modal Holding, Inc. and Modal Residential were merged on April 12, 2021, and other subsidiaries consolidated into Modal Holding, Inc. were spun off as stand-alone entities. Modal Holding, Inc. the new entity was renamed Modal Living, Inc. subsequent to the 2021 merger.

Previous Offerings

Type of security sold: Debt

Final amount sold: $1,000,000.00

Use of proceeds: Start-Up Expenses, Marketing, Employee Salaries, Product Development, General and Administrative

Date: June 19, 2019

Offering exemption relied upon: Debt

Type of security sold: Debt

Final amount sold: $3,324,970.00

Use of proceeds: Marketing, Product Development, Salaries, Manufacturing Partnership Establishment, General and Administrative Expenses

Date: October 06, 2020

Offering exemption relied upon: Promissory Note

Type of security sold: Convertible Note

Final amount sold: $985,483.38

Use of proceeds: Marketing, New Product Development, Working Capital, Salaries and General and Administrative Expenses

Date: September 16, 2021

Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

FY 2019 Summary:

Modal was founded in January 2019. During the first half of the founding year, the team developed products and started selling the first units to customers. During 2019, the company invested in building operational capabilities, sales processes, and marketing assets. The company prioritized building a display unit to initiate lead generation and support sales. Management designed three ADU products for sale, a studio, one-bed, and two-bed. During 2019, the company incurred a significant amount of start-up expenses related to legal fees, engineering, marketing, and G&A expenses. The company sold 19 units in 2019 with a total contract value of $1.4mm. Modal recognizes revenue as project costs are incurred (in accordance with FASB ASC 606). Since most project costs are incurred at the end of the project timeline and as projects were kicked off in Q4 2019, most revenues associated with 2019 sales were recognized in subsequent periods. As a result, Modal only recognized $112k in revenue and the majority of the $1.7mm loss pertained to operating expenses incurred during FY 2019.

FY 2020 Summary:

The company was poised to build on early momentum during FY 2020, but the outbreak of the Covid-19 pandemic in early 2020 significantly disrupted sales, marketing, and operational supply chains. Management pivoted the sales and marketing efforts from their in-person strategy using the display unit, toward a primarily digital marketing customer acquisition strategy. The pandemic caused significant delays to existing projects due to adverse impacts on our manufacturing partner. Management also purposely scaled back sales and marketing spend in the first half of 2020 to focus on building scalable operational processes and expanding into the northern and southern California markets.

Key hires were made in marketing, operations, sales, and finance to support the strategic growth plans. After establishing a network of contractors and consultants, the first unit deliveries began mid-year. During Q3 2020, the company was recapitalized with a $3mm revolving line of credit from an existing investor (Capital Thirteen, LLC), which became the largest shareholder. Due to unforeseen costs and a poor pricing structure, the initial units were sold at a loss. During the first half of 2020, management honed its cost structure and revised its pricing to ensure profitability of future units. Modal recognized $1.46mm of revenue in FY 2020 a 1,200% YoY increase from FY 2019. The $2.9mm net loss in 2020 was primarily due to negative gross profit in FY 2020 (because of initially unprofitable units) and incremental increases in G&A and sales/marketing expenses.

FY 2021 Summary:

During FY 2021 Modal focused on executing on deliveries and building the sales pipeline and added a new modular manufacturing partner. During the second half of FY 2021 Modal received inquiries from multi-family and hospitality development partners interested in purchasing larger batches of units and the team began pursuing business development initiatives within this segment. During Q4, the company sold its first deal to a commercial client and delivered the unit within 3 months.

Our marketing efforts were not as effective as our team had projected and the team took action to outsource marketing efforts to a third-party agency and shift the digital advertising strategy.

These changes resulted in higher lead quality and increased sales pipeline in Q4 through the start of FY 2022. In addition, the sales process was redesigned to remove friction and the time from lead to sale.

Like most in the real estate industry, Modal has been impacted by increases to labor and material costs. As a result, Modal had to increase prices and pass on higher sitework costs. In addition, the team had to deal with long material lead times for specific items like doors and windows, which has caused some delays in project timelines. To mitigate these cost increases, our team is designing new units to optimize materials and reduces labor/production requirements.

Modal recognized $2.9mm of revenue in FY 2021, which equated to nearly 100% YoY increase from FY 2020. The $3.4mm net loss in 2021 was primarily due to negative gross profit from initially unprofitable units, unfavorable material cost increases and incremental increases in G&A and sales/marketing expenses. During FY 2022 the team is focused on increasing sales to reach profitability.

Looking forward, Modal is projected to break even at a sales level of between 3.5 and 4 units per month. Our manufacturing partner network has significant capacity and sales can be rapidly scaled with minimal additional fixed cost requirements.

Historical results and cash flows:

During the three years of Modal's history, the primary source of cash was from debt and sales to customers. Modal is focused on increasing sales to reach profitability and going forward management projects positive cash flows from customer revenue.

The most cash-intensive expense categories include the cost of goods sold, employee salaries, marketing, and G&A expenses.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $120,375.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Please review the information below, copy and paste the format into the text box and add any changes, if applicable.

Creditor: Capital Thirteen, LLC

Amount Owed: $3,324,970.00

Interest Rate: 8.0%

Maturity Date: June 10, 2025

Beginning on the Payment Date of September 1, 2021, and thereafter on each payment date until the maturity date, borrower shall make a payment of principal equal to the lesser of (A) $50,000 and (B) the balance of principal owing under all outstanding advances.

Creditor: Capital Thirteen, LLC

Amount Owed: $489,000.00

Interest Rate: 12.0%

Maturity Date: June 19, 2020

Creditor: SeedInvst

Amount Owed: $985,483.00

Interest Rate: 5.0%

This is convertible debt raised under Reg CF and The Crowd Notes sold in this Offering will convert in the following circumstances: ● If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000). ● Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing. ● If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Stowell

Scott Stowell's current primary role is with Capital Thirteen. Scott Stowell currently services 15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman of the Board

Dates of Service: September 01, 2020 - Present

Responsibilities: Strategic Direction / Chairman of the Board Compensation details: salary $0k / year, equity compensation - none.

Other business experience in the past three years:

Employer: Pacific Life

Title: Board of Directors

Dates of Service: May 26, 2013 - Present

Responsibilities: Compensation and Personnel Committee (chairman) and the Governance and Nominating Committee.

Other business experience in the past three years:

Employer: Capital Thirteen

Title: Principal / Owner

Dates of Service: June 01, 2019 - Present

Responsibilities: In June 2019, Scott D. Stowell founded Capital Thirteen LLC, a company that specializes in advisory, real estate investment, and angel investing and serves as the Founder, Chief Executive Officer and President.

Other business experience in the past three years:

Employer: Lennar

Title: Board of Directors

Dates of Service: February 01, 2018 - April 30, 2021

Responsibilities: Elected board member that represented shareholders. His responsibilities included oversight of senior executives, guidance and feedback related to strategic goals, and helping to ensure that the company has adequate, well-managed resources at its disposal.

Other business experience in the past three years:

Employer: Toll Brothers

Title: Board of Directors

Dates of Service: November 01, 2021 - Present

Responsibilities: As a member of the Board of Directors, Scott will assist in the strategic planning and oversight of the entire company. Through various committee assignments, Scott will represent an independent and diverse perspective to aid the Board as it performs its fiduciary responsibilities to the shareholders.

Name: Colin Jube

Colin Jube's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CoFounder/CEO

Dates of Service: January 23, 2019 - Present

Responsibilities: Colin oversees strategic initiatives/partnerships and leads the operations department. Compensation details: salary $120k / year, equity compensation - none.

Other business experience in the past three years:

Employer: Base Develop

Title: Managing Partner

Dates of Service: February 01, 2017 - January 31, 2019

Responsibilities: Base Develop focused on commercial mixed-use developments which included multi-unit residential, office and retail. Within two years Base Development completed four mixed-use real estate projects.

Name: Dan Barrell

Dan Barrell's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: June 01, 2020 - Present

Responsibilities: Served as head of finance and executive team member reporting to directly to CEO. Built and scaled finance, accounting, reporting, and budgeting processes. Led fundraising efforts and collaborated cross-functionally with other department leaders to develop strategy and long-term business plan. Compensation details: salary $100k / year, equity compensation - none.

Other business experience in the past three years:

Employer: Sorenson Impact Investing Center

Title: Senior Associate, Venture Capital Impact Investing

Dates of Service: January 01, 2019 - May 01, 2020

Responsibilities: Team leader guiding early-stage investment due diligence of early-stage prospective investments. Key focus areas include financial modeling, returns analysis, market / industry research, and impact measurement.

Other business experience in the past three years:

Employer: Synchrony Financial

Title: Assistant Vice President, Internal Audit – Operations

Dates of Service: February 01, 2017 - September 01, 2018

Responsibilities: Supervised and directed operational process audits over critical internal organizations to assess operational effectiveness, mitigate risk, identify process improvements, and address key regulatory issues. Consulted for senior organizational leaders to help optimize and overhaul logistically complex processes.

Name: Lily Gray

Lily Gray's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President

Dates of Service: January 01, 2022 - Present

Responsibilities: Oversee day to day operations and strategic initiatives related to business strategy, including but not limited to new product development, operations, business development and strategic growth opportunities. Compensation details: salary $100/hour, equity compensation - none.

Other business experience in the past three years:

Employer: National Development Council

Title: Director

Dates of Service: June 01, 2018 - October 04, 2021

Responsibilities: Leader at NDC specializing in bringing together technical know-how and capital for community and economic investment. Worked with local and state governments and community-based organizations to help them create and implement their own unique economic and community development strategies.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Capital Thirteen, LLC (Managed and owned by Scott Stowell and Robb Stowell)

Amount and nature of Beneficial ownership: 1,341,958
Percent of class: 73.40

RELATED PARTY TRANSACTIONS

Name of Entity: Modal Services, LLC

Names of 20% owners: Capital Thirteen, LLC

Relationship to Company: In March 2020 Modal created an additional line of business through three development entities (Modal Services, LLC, Modal Development, LLC and Modal Equities, LLC) to provide commercial modular development services. Of these entities only Modal Services, LLC was an active entity.

Nature / amount of interest in the transaction: These entities had bank accounts and financial records separate from the Modal ADU business (Modal Residential, LLC), but some expenses were shared between the entities. The shared expenses included rent expense, business insurance and software. Modal Services had two full time employees and two employees (Dan Barrell and Baylee Lemon) allocated 35% of salary to Modal Services, LLC. The salaries were processed by a single payroll system paid from Modal Residential, LLC bank account, but Modal Services, LLC reimbursed Modal Residential, LLC monthly for all expenses paid. The shared salaries of Dan Barrell and Baylee Lemon were discontinued as of December 31, 2020 and both employees now exclusively work for Modal Living, Inc. (ADU business). As such, between March 2020 – March 2021, Modal Residential, LLC (now Modal Living Inc.) had a monthly intercompany receivable balance due from Modal Services, LLC. Modal Living Inc. is in the process of eliminating all shared expenses with Modal Development (including rent, business insurance and payroll) and will continue to be reimbursed for any and all shared expenses until these shared expenses are eliminated (expected by the end of June 2020). In addition, David Clayton, the principal Architect for Modal Services, LLC provides ad hoc consulting to Modal Living Inc. for product development/technical architecture related services. These services are provided at a rate significantly below market rates (compared to rates charged by external consultants) and is not expected to exceed $30k on an annual basis.

Material Terms: In April 2021, legal documents were filed to separate all development entities into stand-alone LLCs and the previous parent company Modal Holdings, Inc. (renamed to

Modal Living, Inc.) merged with Modal Residential, LLC and retained all cumulative net operating losses from prior years.

Name of Entity: Modal Services, LLC

Names of 20% owners: Capital Thirteen, LLC, Faroe, LLC

Relationship to Company: In March 2020 Modal created an additional line of business through three development entities (Modal Services, LLC, Modal Development, LLC and Modal Equities, LLC) to provide commercial modular development services. Of these entities only Modal Services, LLC was an active entity. These entities had bank accounts and financial records separate from the Modal ADU business (Modal Residential, LLC), but some expenses were shared between the entities. In April 2021, legal documents were filed to separate all development entities into stand-alone LLCs and the previous parent company Modal Holdings, Inc. (renamed to Modal Living, Inc.) merged with Modal Residential, LLC and retained all cumulative net operating losses from prior years.

Nature / amount of interest in the transaction: During Q2 - Q3 2021, Modal Services provided loans to Modal Living for working capital purposes.

Material Terms: This loan was provided interest free as a bridge until the capital raise is complete.

Name of Entity: Dallin Jolley

Relationship to Company: Co-Founder

Nature / amount of interest in the transaction: In Q1 2020, Modal sold an ADU to co-founder Dallin Jolley, who was one of the first 6 customers.

Material Terms: The sales price was discounted because Dallin agreed to handle much of the project logistics and there was no sale commission paid. Modal was paid in full in Q2 2020.

Name of Entity: Capital Thirteen, LLC

Names of 20% owners: Scott Stowell, Robb Stowell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Line of Credit (Debt)

Material Terms: Capital Thirteen issued a line of credit to Modal for $3,309,970 (which was reflected in the indebtedness section), with the first draw was on 8/11/2020. Key terms of the debt include the following: 1) 8% annual interest 2) Origination Fee $100,000 3) Beginning on September 1st, 2021, borrower should make payments of $50k per month until the principal balance is paid off 4) Senior Debt – Collateral includes property, assets, and rights of company.

Name of Entity: Capital Thirteen, LLC

Names of 20% owners: Scott Stowell, Robb Stowell

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Promissory Note

Material Terms: Capital Thirteen issued a Promissory Note on to Modal for $489,000 (which was reflected in the indebtedness section), with the first draw beginning in June 2019. Key terms of the debt include the following: 1) 12% annual interest 2) Junior Debt – Collateral includes property, assets and rights of company after senior debt is paid in full.

Name of Entity: Modal Investors, LLC

Names of 20% owners: Nate Odio, Aric Lasky, Tim Siegal

Relationship to Company: Seed Investors

Nature / amount of interest in the transaction: Promissory Note

Material Terms: Modal Investors, LLC issued a Promissory Note on to Modal for $500,000 (which was reflected in the indebtedness section), with the first draw beginning in June 2019. Key terms of the debt include the following: 1) 12% annual interest 2) Junior Debt – Collateral includes property, assets and rights of company after senior debt is paid in full. Note that the loan was paid back in full through the issuance of the line of credit in September 2020.

OUR SECURITIES

The company has authorized Common Stock, and Convertible Debt. As part of the Regulation Crowdfunding raise, the Company will be offering up to 480,780 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,800,059 outstanding.

Voting Rights

1 share, 1 vote

Material Rights

The total number of shares outstanding on a fully diluted basis, 1,800,059 shares, includes 1,620,053 shares of Common Stock and 180,006 issued options.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Debt

The security will convert into Preferred stock and the terms of the Convertible Debt are outlined below:

Amount outstanding: $985,483.38

Maturity Date: August 13, 2023

Interest Rate: 5.0%

Discount Rate: 5.0%

Valuation Cap: $12,500,000.00

Conversion Trigger: At maturity, note holders have the option to obtain repayment of loan balance or conversion of Crowd Notes into preferred shares.

Material Rights

In the event of a Corporate Transaction prior to a Qualified Equity Financing, the Company shall notify the Investor in writing of the terms of the Corporate Transaction and the Investor shall receive the higher value received by either:

i. Obtaining that number of Conversion Shares equal to the quotient obtained by dividing the Outstanding Loan Balance by the Conversion Price; or

ii. Obtaining the Corporate Transaction Payment.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

Modal Living, Inc.

By   /s/ *Colin Jube*

Name: Modal Living, Inc.

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Modal Living, Inc.
Income Statement
FY 2021

Revenue	**$2,703,879**
Cost Of Sales	
Cost of Goods Sold - Manufacturing	$1,789,974
Cost of Goods Sold Residential - Sitework / Installation	$1,997,229
Cost Of Sales	**$3,787,203**
Gross Profit	**($1,083,324)**
Operating Expenses	
Salaries and Wages	$1,099,367
Professional Fees	$87,203
Product Development	$77,582
Marketing Expenses	$362,731
Office Expenses	$155,021
Other Operating Expenses	$326,950
Travel / Meals / Entertainment	$31,314
Total Operating Expenses	**$2,140,168**
Depreciation Expense	$7,187
Other Income / Expense	($148,783)
Net Ordinary Income	**($3,081,896)**
Other Expense	
Interest Expense	$329,315
Tax Expense	$5,036
Net Other Income	**($334,351)**
Net Income	**($3,416,247)**

Modal Living, Inc.
Balance Sheet
End of Dec 2021

ASSETS	
Current Assets	
Cash	$120,375
Accounts Receivable	$14,728
Other Current Asset	$870
Total Current Assets	$135,973
Fixed Assets	$34,268
Total ASSETS	**$170,241**
Liabilities & Equity	
Current Liabilities	
Accounts Payable	$1,442,320
Credit Card	
Credit Card	$30,436
Other Current Liability	$2,182,771
Total Current Liabilities	$3,655,528
Total Long Term Liabilities	**$4,110,453**
Equity	
Total - 3100 - Capital Contrib	$386,696
Retained Earnings	($4,566,190)
Net Income	($3,416,247)
Total Equity	**($7,595,740)**
Total Liabilities & Equity	**$170,241**

Modal Living, Inc.
Cash Flow Statement
FY 2021

Operating Activities	
Net Income	($3,416,247)
Adjustments to Net Income	
Accounts Receivable	$1,052
Other Current Asset	$306,659
Accounts Payable	$1,075,998
Other Current Liabilities	($134,864)
Total Adjustments to Net Income	**$1,248,845**
Total Operating Activities	**($2,167,402)**
Investing Activities	
Fixed Asset	$74,563
Total Investing Activities	**$74,563**
Financing Activities	
Long Term Liabilities	$1,587,012
Other Equity	$284,411
Total Financing Activities	**$1,871,423**
Net Change in Cash for Period	**($221,416)**
Cash at Beginning of Period	**$341,773**
Cash at End of Period	**$120,357**

CERTIFICATION

I, Colin Jube, Principal Executive Officer of Modal Living, Inc., hereby certify that the financial statements of Modal Living, Inc. included in this Report are true and complete in all material respects.

Colin Jube

CEO